UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

 (516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,790,213 shares of Common Stock

	8	Shared Voting Power 317,590 shares of Common Stock

	9	Sole Dispositive Power 5,986,710 shares of Common Stock

	10	Shared Dispositive Power 121,093 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,107,803 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 197779101

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,695,483 shares of Common Stock

	8	Shared Voting Power 316,990 shares of Common Stock

	9	Sole Dispositive Power 5,891,980 shares of Common Stock

	10	Shared Dispositive Power 120,493 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,473 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.8%

14	Type of Reporting Person (See Instructions) CO

Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”) of the Company. The Common Stock reported in this Schedule 13D includes shares of Common Stock issuable upon the exercise of convertible subordinated promissory notes (“Notes”) and warrants (“Warrants”) held by the Reporting Persons. The address of the principal executive offices of the Company is 354 Eisenhower Parkway, Livingston, NJ 07039.

Item 2.	Identity and Background.

This Item is being amended solely as follows:

The sole Reporting Persons for purposes of this Schedule 13D are David M. Knott, an individual, and Dorset Management Corporation (“DMC” or “Dorset”), a New York corporation, with their principal business at 485 Underhill Boulevard, Suite 205, Syosset, New York 11791. Although neither of the Reporting Persons as currently or previously defined, nor any of the Other Reporting Persons, were individually the owners of more than 20% of the Company’s shares or initially acquired any such shares for a purpose required to be described pursuant to Item 4, in recognition of the situation described in Item 4, below, this filing is being made to avoid any potential question regarding compliance with appropriate public disclosure requirements.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following sentence to the first paragraph:

The purpose of this filing is solely to reflect that Anthony R. Campbell (“Campbell”) is a director of the Company. Campbell is a senior analyst of DMC and a member of Knott Partners Management LLC (“KPM”). David M. Knott is the President and sole director of DMC and the managing member of KPM. The Common Stock, Warrants and Notes were initially acquired solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company’s board of directors or management, or any other change in the Company’s business, corporate structure or capitalization. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)                David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3.

The 6,012,473 shares of Common Stock reported as beneficially owned by DMC in Row 9 on page 3 are comprised of (i) 3,203,090 shares of Common Stock, (ii) 2,152,381 shares of Common Stock issuable upon the exercise of convertible subordinated promissory notes of the issuer and (iii) 657,002 shares of Common Stock issuable upon the exercise of warrants or options to purchase Common Stock and the conversion of shares of Series E Convertible Preferred Stock of the issuer. The 6,107,803 shares of Common Stock reported as beneficially owned by David M. Knott in Row 9 on page 2 are comprised of the same securities described above, plus 95,330 shares of Common Stock.

(c)       During the past 60 days, the Reporting Parties have not beneficially acquired any Common Stock in open-market purchases.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Notes and Warrants are currently convertible or issuable, as the case may be, and are subject to a conversion cap that precludes the holder thereof from exercising such notes or warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.9% of the Common Stock outstanding.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010
Date

/s/ David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President